This filing is made pursuant to Rule 424(b)(3)
 of The Securities Act of 1933 in connection
 with Registration No. 333-130146.

PROSPECTUS

718,984  Shares

Common Stock

This prospectus relates to the resale of up to 718,984 shares of common stock that we may issue to the selling stockholders listed in the section titled “Selling Stockholders” beginning on page 15 of this prospectus.  The shares of common stock offered under this prospectus by the selling stockholders are issuable to Ms. Elizabeth J. Sanderson and Mr. Ray V. Miller upon the exercise of options held by them.  We are not selling any securities under this prospectus.  We will not receive any of the proceeds from the shares sold by the selling stockholders except for aggregate proceeds of approximately $663,694 paid to us by the selling stockholders for the exercise of the options to purchase the 718,984 shares of our common stock being sold by them in this offering.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section titled “Plan of Distribution” on page 16. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

Our common stock is quoted on The Nasdaq National Market under the symbol “OUTD.” On December 14, 2005, the last reported sale price of our common stock was $15.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus to read about certain risks which you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 14, 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We, and the selling stockholders, have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front of the document, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including the section “Risk Factors” beginning on page 4 and the documents incorporated by reference.

We have obtained information contained or incorporated by reference in this prospectus regarding audience ratings and share, market rank and television household data from Nielsen Media Research, or Nielsen, Kagan Research, LLC, or Kagan, Mediamark Research Inc., the Yankee Group and Beta Research Corporation. We do not assume responsibility for the accuracy or completeness of this data.

The Company

Company Overview

We own and operate The Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. As of November 1, 2005, we had relationships or agreements to carry The Outdoor Channel with approximately 5,700 cable and satellite service providers, including the 10 largest in the U.S. Through these arrangements, we believe The Outdoor Channel is available to over 76.8 million U.S. households and, according to December 2005 estimates by Nielsen, is subscribed to by approximately 25.7 million U.S. households. We believe our primary target audience is comprised of sportsmen and traditional outdoor enthusiasts throughout the U.S. According to a survey by the U.S. Fish and Wildlife Service, in 2001 there were over 82 million people who participated in outdoor recreation throughout the U.S. who spent in excess of $100 billion in pursuit of their outdoor activities.

We believe The Outdoor Channel provides viewers with a unique destination for authentic, informative and entertaining outdoor programming. As a result, we believe that our viewers tend to be more loyal and spend more time watching The Outdoor Channel than other networks that offer outdoor programming. The Outdoor Channel was named Programmer of the Year in 2003 by the National Cable Television Cooperative. We also believe that The Outdoor Channel has become a desirable network for advertisers of products and services used by outdoor enthusiasts. We believe our core audience is primarily adult males between the ages of 25 and 54, an audience targeted by many advertisers. According to studies by Mediamark Research Inc., in the fall of 2004, over 78% of the viewers of The Outdoor Channel were male.

We also own and operate two national membership organizations, Gold Prospector’s Association of America, LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman’s. The theme of these organizations is the search for gold deposits and treasures while enjoying the outdoors.

In 2004, we generated total revenues of $40.0 million, a 26.1% increase over $31.7 million in the prior year. In the first three quarters of 2005, our total revenues of $31.5 million reflected an increase of 6.0% as compared to the first three quarters of 2004. During the latter part of 2004, we decided to pursue strategic initiatives intended to grow The Outdoor Channel’s subscriber base and increase our long-term profitability by developing a second network — Outdoor Channel 2 HDSM, opening a new advertising sales office in New York, and producing more programming in-house. Although we anticipate these initiatives will increase our costs in the near term, we believe such strategic pursuits will ultimately enhance our performance.

Industry Overview

The pay television industry consists of service providers and networks. Services providers include cable systems that deliver television service through coaxial cable and satellite systems that deliver television service through orbiting satellites. Networks, also commonly referred to as television channels, produce or acquire programs and package them into a branded schedule of entertainment. Networks contract with service providers to gain carriage on their systems and to be delivered to households.

The pay television industry has undergone and continues to undergo significant changes, including:

•

Transition from analog to digital in cable systems, which delivers improved picture and sound quality, faster signal transmission, additional channel capacity and additional services such as pay-per-view, video-on-demand and connectivity for Internet and telephone service.

•

Emergence of high definition television, which is made possible through HD-enabled infrastructure and provides a clearer and sharper picture and enhanced sound, as compared to standard definition television.

•	Channel proliferation, providing for programming on more focused subject matters and themes as enabled by increased system capacity.

•

Focused and segmented advertising, which is facilitated by channel proliferation and, we believe, is driven by many advertisers becoming increasingly dissatisfied with the results from broadcasting their advertisements to a general audience.

Our Competitive Strengths

We believe the following strengths enable us to offer a network that is appealing to viewers, service providers and advertisers:

Authentic, Informative and Entertaining Outdoor Programming

We believe that The Outdoor Channel is differentiated from other television networks categorized as sports networks that offer outdoor programming through our focus on traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. We believe this strategy has enabled us to build a loyal audience that tends to watch The Outdoor Channel instead of other channels that offer outdoor programming.

Attractive Viewer Demographics

We believe that The Outdoor Channel delivers a television audience that may not be available through other networks and is particularly desirable for advertisers seeking to target a large and concentrated audience of outdoor enthusiasts. We believe The Outdoor Channel audience consists primarily of males between the ages of 25 and 54, representing a demographic for which many advertisers allocate a portion of their budgets. Nielsen indicates that during primetime in December 2004 the majority of our viewers did not watch competing specialized sports channels, such as ESPN2, Outdoor Life Network or Speed Channel.

Large Outdoor-Focused Market

According to the U.S. Fish and Wildlife Service’s latest survey conducted in 2001, there were estimated to be over 82 million people who participated in outdoor recreation and spent in excess of $100 billion pursuing these activities. Of this amount, people who participated in fishing or hunting collectively spent approximately $70 billion in pursuit of these activities. In addition, we believe our programming, which also includes off-road motor sports and other outdoor related lifestyle programming, appeals to an even broader audience.

Extensive Service Provider Relationships

We have relationships or affiliate agreements with the majority of pay television service providers, including the 10 largest in the U.S. According to Nielsen, The Outdoor Channel has approximately 25.7 million subscribers in December 2005 and based on our estimates, is currently available to, and could potentially be subscribed by, over 76.8 million households.

Highly Leverageable Business Model

We anticipate that we will be able to transmit our programming to additional subscribers with little or no incremental delivery costs. We also believe that our programming, focused on traditional outdoor activities and recorded in natural settings, tends to be less expensive to produce than programming that requires elaborate sets, soundstages, highly compensated actors and a large production staff.

Experienced and Committed Management Team

The members of our senior management team and our board of directors have significant experience in the cable television sector. The Outdoor Channel was founded by outdoor enthusiasts for outdoor enthusiasts. We believe that our thorough knowledge of the market for, and our active participation in, outdoor activities fosters an unwavering commitment to programming that is relevant to our viewers, producers, advertisers and sponsors.

Our Business Growth Strategies

The principal components of our business growth strategy are as follows.

Seek to Grow Our Subscriber Base

Expand distribution relationships.     We intend to grow our subscriber base by offering our service providers incentives to migrate our channel from premium packages to more affordable basic or expanded basic service packages within systems on which we are currently carried. In addition, we plan to continue to pursue agreements with additional service providers to increase the number of households that are able to subscribe to our channel. The incentives we intend to offer to service providers may include, but are not limited to, the following:

•	local marketing support, such as promotional materials and sharing of costs for local advertising;

•	training support for customer service representatives;

•	subscription fee waivers for a limited time; and

•	upfront payments to service providers in the form of cash or our securities.

Adopt HD technology early–Outdoor Channel 2 HDSM.     In July 2005, we launched an all new, all native high definition network called Outdoor Channel 2 HD.  We intend to cross-promote Outdoor Channel 2 HD on The Outdoor Channel. As an early adopter of HD TV technology, we believe we can create demand for Outdoor Channel 2 HD which could result in additional agreements with service providers as well as increased distribution of The Outdoor Channel.

Broaden our consumer-focused marketing.     We currently have, and plan to strengthen and expand, working relationships with numerous affinity organizations whose members are interested in outdoor activities such as hunting, fishing, and shooting sports, off-road motor sports and other outdoor related activities. We also plan to increase consumer, or subscriber, demand by expanding our marketing efforts to include broader-based advertising to enhance awareness of The Outdoor Channel and reach new viewers interested in outdoor activities.

Increase Sales and Marketing Efforts to Attract National Advertisers

We plan to attract additional national advertisers to The Outdoor Channel, and we believe it will become easier to do so if we are successful in our efforts to grow our subscriber base. Our viewer demographics, which we believe are primarily males between the ages of 25 and 54, are attractive to national advertisers. In an effort to increase our advertising revenue, we recently opened a New York advertising sales office and plan to increase our visibility to national advertisers.

Create and Acquire High-Quality, Popular Programs

We currently produce approximately 20% of our programming schedule and license the remainder from third parties. In the future, we intend to produce more in-house programming and acquire ownership of the programs produced by third parties by entering into exclusive, multi-year agreements. We believe this will allow us to retain and sell more advertising time for our own account at higher rates. In addition, as we develop in-house programming and acquire additional programming, we expect to develop a library of programs that may be re-broadcast with little incremental cost.

Expand the Membership in Our Club Organizations

In an effort to increase our club memberships, we intend to continue to market to viewers of The Outdoor Channel and by producing programs that are specifically directed towards their interests. In addition, we promote and market our club organizations through direct mail campaigns, expositions and introductory outings at our campsites.

Our Address and Telephone Number

Our principal executive offices are located at 43445 Business Park Drive, Suite 113, Temecula, California 92590, and our telephone number is (951) 699-4749. The address of our web site is www.outdoorchannelholdings.com. Information contained or referred to on our web site is not intended to be a prospectus and is not incorporated into this prospectus.

Unless the context otherwise requires, in this prospectus, the terms “we,” “us,” “our,” “the Company” and “the registrant” refer to Outdoor Channel Holdings, Inc. and its subsidiaries as a combined entity, except where noted or where the context makes clear the reference is only to Outdoor Channel Holdings, Inc. or one of its subsidiaries.

Unless otherwise indicated, all share numbers and historical share prices of Outdoor Channel Holdings, Inc. in this prospectus have been adjusted to reflect the 5-for-2 stock split effected in connection with our reincorporation into Delaware on September 14, 2004.

This prospectus contains our names, trademarks, service marks and logos in addition to those of other persons and entities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, before purchasing our common stock. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could suffer. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Risks Related to Our Business and Industry

We may not be able to grow our subscriber base, and as a result our revenues and profitability may not increase and could decrease.

A major component of our growth strategy is based on increasing the number of subscribers to our channels. Growing our subscriber base depends upon many factors, such as the success of our marketing efforts in driving consumer demand for The Outdoor Channel, overall growth in cable and satellite subscribers, the popularity of our programming, our ability to negotiate new carriage agreements and maintain existing distribution, and other factors that are beyond our control. There can be no assurance that we will be able to maintain or increase the subscriber base of The Outdoor Channel on cable and satellite systems or that such carriage will not decrease as a result of a number of factors. If we are unable to grow our subscriber base, our subscriber and advertising revenues may not increase and could decrease. In addition, as we plan for such growth, our expenses are expected to increase and if we are not able to concurrently increase our revenue, our profitability could decrease.

If we offer increased launch support fees or other incentives to service providers in order to grow our subscriber base, our operating results may be harmed.

Although we currently have plans to increase our marketing and sales efforts in an attempt to increase the number of our subscribers, we may not be able to do so economically or at all. If we are unable to increase the number of our subscribers on a cost-effective basis, or if the benefits of doing so do not materialize, our business and operating results would be harmed. In particular, if we make any upfront cash payments to service providers for an increase in our subscriber base, our cash flow could be adversely impacted, and we may incur negative cash flow for some time. In addition, if we were to make such upfront cash payments or provide other incentives to service providers, we expect to amortize such amounts ratably over the term of the agreements with the service providers. However, if a service provider terminates any such agreement prior to the expiration of the term of such agreement, then under current accounting rules we may incur a large expense in that quarter in which the agreement is terminated equal to the remaining un-amortized amounts and our operating results could accordingly be adversely affected.

If, in our attempt to increase our number of subscribers, we structure launch support fees with one service provider in a way that would require us to offer the same support or incentives to all other service providers, our operating results may be harmed.

Many of our existing agreements with cable and satellite service providers contain “most favored nation” clauses. These clauses typically provide that if we enter into an agreement with another service provider on more favorable terms, these terms must be offered to the existing service provider, subject to some exceptions and conditions. Future agreements with service providers may also contain similar “most favored nation” clauses. If, in our attempt to increase our number of subscribers, we structure launch support fees to effectively offer more favorable terms to any service provider, these clauses may require us to reduce the effective subscriber fee rates that we receive from other service providers, and this could negatively affect our operating results.

If The Outdoor Channel is placed in unpopular program packages by cable or satellite service providers, or if service fees are increased for our subscribers, the number of viewers of The Outdoor Channel may decline which could harm our business and operating results.

We do not control the cable channels with which The Outdoor Channel is packaged by cable or satellite service providers. The placement by a cable or satellite service provider of The Outdoor Channel in an unpopular program package could reduce or impair the growth of the number of our viewers and subscriber fees paid by service providers to us. In addition, we do not set the prices charged by cable and satellite service providers to their subscribers when The Outdoor Channel is packaged with other television channels. The prices for the channel packages in which The Outdoor Channel is bundled may be set too high to appeal to individuals who might otherwise be interested in our network. Further, if The Outdoor Channel is bundled by service providers with networks that do not appeal to our viewers or is moved to packages with fewer subscribers, we may lose viewers. These factors may reduce the number of viewers of The Outdoor Channel, which in turn would reduce our subscriber fees and advertising revenue.

Cable and satellite service providers could discontinue or refrain from carrying The Outdoor Channel, which could reduce the number of viewers and harm our operating results.

The success of The Outdoor Channel is dependent, in part, on our ability to enter into new carriage agreements and maintain existing agreements with, and carriage by, satellite systems and multiple system operators’, which we refer to as MSOs, affiliated regional or individual cable systems. Although we have relationships or agreements with most of the largest MSOs and satellite service providers, execution of an agreement with an MSO does not ensure that its affiliated regional or individual cable systems will carry The Outdoor Channel. Under our current agreements, The Outdoor Channel typically offers MSOs and their cable affiliates the right to broadcast The Outdoor Channel to their subscribers, but such contracts do not require that The Outdoor Channel be offered to all subscribers of, or any tiers offered by, the MSO. Because certain carriage agreements do not specify on which service levels The Outdoor Channel is carried, such as analog versus basic digital, expanded digital or specialty tiers, and in which geographic markets The Outdoor Channel will be offered, we have no assurance that The Outdoor Channel will be carried and available to viewers of any particular MSO or to all satellite subscribers. If cable and satellite service providers discontinue or refrain from carrying The Outdoor Channel, this could reduce the number of viewers and harm our operating results.

We may not be able to effectively manage our future growth, and our growth may not continue, which may substantially harm our business and prospects.

We have undergone rapid and significant growth in revenue and subscribers over the last several years, and our strategic objectives include not only further developing and enhancing our existing business, but also expanding our in-house production capabilities. There are risks inherent in rapid growth and the pursuit of new strategic objectives, including among others: investment and development of appropriate infrastructure, such as facilities, information technology systems and other equipment to support a growing organization; hiring and training new management, sales and marketing, production, and other personnel and the diversion of management’s attention and resources from critical areas and existing projects; and implementing systems and procedures to successfully manage growth, such as monitoring operations, controlling costs, maintaining effective quality and service, and implementing and maintaining adequate internal controls. Although we have recently upgraded our Temecula, California production facility, we expect that additional expenditures will be required as we continue to upgrade our facilities and to begin transmitting our channel from our facilities directly. In particular, we have purchased a building near our current headquarters and are currently building out this property primarily for use as our broadcast facility in the future. We could incur cost overruns, delays and other difficulties with this construction. In addition, moving our broadcast facility and some of our personnel into this new facility could be disruptive to our operations. We cannot assure you that we will be able to successfully manage our growth, that future growth will occur or that we will be successful in managing our business objectives. We can provide no assurance that our profitability or revenues will not be harmed by future changes in our business. Our operating results could be harmed if such growth does not occur, or is slower or less profitable than projected.

We may not be able to secure national advertising accounts, and as a result, our revenues and profitability may be negatively impacted.

Our ability to secure national advertising accounts, which generally pay higher advertising rates, depends upon the size of our audience, the popularity of our programming and the demographics of our viewers, as well as strategies taken by our competitors, strategies taken by advertisers and the relative bargaining power of advertisers. Competition for national advertising accounts and related advertising expenditures is intense. We face competition for such advertising expenditures from a variety of sources, including other cable companies and other media. We cannot assure you that our sponsors will pay advertising rates for commercial air time at levels sufficient for us to make a profit or that we will be able to attract new advertising sponsors or increase advertising revenues. If we are unable to attract national advertising accounts in sufficient quantities, our revenues and profitability may be harmed.

We may be required to pay additional state income taxes for past years.

We are required to pay income taxes in various states in which we conduct our business operations. In the past, we have paid state income taxes only in California (where our headquarters is located) and have not paid income taxes to any other state. We have determined that we may have state income tax liability in the eight states other than California in which our gold prospecting properties are located. Although we expect in the near future to gather sufficient information to enable us to apportion our income to such states and file income tax returns in those states for past years, we can offer no assurances as to when we will be able to file state income tax returns in those states where we may have outstanding, current and future tax liabilities. In general, we believe any income taxes that we may be required to pay to states other than California will be partially offset by a refund from the State of California for income tax amounts we have overpaid to California in past years. We may, however, be limited as to the number of years for which we can receive a refund from California for taxes previously paid, and we cannot predict when we would receive any such refund. In addition, because each state to which we may owe outstanding income taxes has a different methodology for calculating tax owed and a different tax rate, our aggregate state income tax liability could be greater than what we have paid to California in prior years. Our aggregate state income tax liability, on which we may owe accrued interest and penalties, could be material to our results of operations.

Expenses relating to programming costs are generally increasing and a number of factors can cause cost overruns and delays, and our operating results may be adversely impacted if we are not able to successfully recover the costs of developing and acquiring new programming.

The average cost of programming has increased recently for the cable industry and such increases may continue. We plan to build our programming library through the acquisition of long-term broadcasting rights from third party producers, in-house production and outright acquisition of programming, and this may lead to increases in our programming costs. The development, production and editing of television programming requires a significant amount of capital and there are substantial financial risks inherent in developing and producing television programs. Actual programming and production costs may exceed their budgets. Factors such as labor disputes, death or disability of key spokespersons or program hosts, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or prevent completion of a project. If we are not able to successfully recover the costs of developing or acquiring programming through increased revenues, whether the programming is produced by us or acquired from third-party producers, our business and operating results will be harmed.

Our operating results may be negatively impacted if our Outdoor Channel 2 HD network is not as successful as we anticipate.

In July 2005, we launched an all new, all native high definition network called Outdoor Channel 2 HD. There can be no assurance that Outdoor Channel 2 HD will not incur unexpected costs and expenses. Distribution of Outdoor Channel 2 HD will depend on successfully executing distribution agreements with cable and satellite service providers. There can be no assurance that such agreements can be made, and if they are made, that they will be on terms favorable to us or that they will not require us to grant periods of free service and/or marketing commitments to encourage carriage. The public may not adopt HD consumer television equipment in numbers sufficient to allow profits for an advertiser-supported service. Bandwidth constraints may keep Outdoor Channel 2 HD from achieving sufficient distribution from service providers to reach profitability. Competition for quality HD content may increase the costs of programming for Outdoor Channel 2 HD beyond our control or expectations. All of these factors, combined or separately, could increase costs or restrain revenue and adversely affect our operating results.

Changes in corporate governance and securities disclosure and compliance practices have increased and may continue to increase our legal compliance and financial reporting costs.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and Nasdaq have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are conducting the process necessary to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of internal controls over financial reporting and an opinion by our independent registered public accounting firm addressing the assessment. During the course of this process we may identify deficiencies which we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and our stock price could decrease.

If we fail to develop and distribute popular programs, our viewership would likely decline, which could cause advertising and subscriber fee revenues to decrease.

Our operating results depend significantly upon the generation of advertising revenue. Our ability to generate advertising revenues is largely dependent on our Nielsen ratings, which estimates the number of viewers of The Outdoor Channel, and this directly impacts the level of interest of advertisers and rates we are able to charge. If we fail to program popular shows that maintain or increase our current number of viewers, our Nielsen ratings could decline, which in turn could cause our advertising revenue to decline and adversely impact our business and operating results. In addition, if we fail to program popular shows the number of subscribers to our channel may also decrease, resulting in a decrease in our subscriber fee and advertising revenue.

Changes in the methodology used by Nielsen to estimate our subscriber base or television ratings, or inaccuracies in such estimates, could cause our advertising revenue to decrease.

Our ability to sell advertising is largely dependent on television ratings and our subscriber base estimated by Nielsen. We do not control the methodology used by Nielsen for these estimates. If Nielsen modifies its methodology or changes the statistical sample it uses for these estimates, such as the demographic characteristics of the households, our ratings could be negatively affected resulting in a decrease in our advertising revenue.

The market in which we operate is highly competitive, and we may not be able to compete effectively, particularly against competitors with greater financial resources, brand recognition, marketplace presence and relationships with service providers.

We compete for viewers with other pay cable television and broadcast networks, including the Outdoor Life Network, Spike TV, ESPN2 and others. If these or other competitors, many of which have substantially greater financial and operational resources than us, significantly expand their operations with respect to outdoor-related programming or their market penetration, our business could be harmed. In addition, certain technological advances, including the deployment of fiber optic cable, which are already substantially underway, are expected to allow cable systems to greatly expand their current channel capacity, which could dilute our market share and lead to increased competition for viewers from existing or new programming services.

We also compete with television network companies that generally have large subscriber bases and significant investments in, and access to, competitive programming sources. In some cases, we compete with cable and satellite service providers that have the financial and technological resources to create and distribute their own television networks, such as the Outdoor Life Network, which is owned and operated by Comcast. In order to compete for subscribers, we may pay either launch fees or marketing support or both for carriage in certain circumstances in the future, which may require significant cash expenditures, harming our operating results and margins. We may also issue our securities from time to time in connection with our attempts for broader distribution of The Outdoor Channel and the number of such securities could be significant. We compete for advertising sales with other pay television networks, broadcast networks, and local over-the-air television stations. We also compete for advertising sales with satellite and broadcast radio and the print media. We compete with other cable television networks for subscriber fees from, and affiliation agreements with, cable and satellite service providers. Actions by the Federal Communications Commission, which we refer to as the FCC, and the courts have removed certain of the impediments to entry by local telephone companies into the video programming distribution business, and other impediments could be eliminated or modified in the future. These local telephone companies may distribute programming that is competitive with the programming provided by us to cable operators.

We may not be able to attract new, or retain existing, members in our club organizations, and as a result our revenues and profitability may be harmed.

Our ability to attract new members and retain existing members in our club organizations, GPAA and Lost Dutchman’s, depends, in part, upon our marketing efforts, including our programming on The Outdoor Channel and such other efforts as direct mail campaigns, continued sponsorship of expositions dedicated to gold prospecting, treasure hunting and related interests around the country and introductory outings held at our campsites. We cannot assure you that we will successfully attract new members or retain existing members. A decline in membership in our club organizations could harm our business and operating results.

Consolidation among cable and satellite distributors may harm our business.

Cable and satellite operators continue to consolidate, making The Outdoor Channel increasingly dependent on fewer operators. If these operators fail to carry The Outdoor Channel, use their increased distribution and bargaining power to negotiate less favorable terms of carriage or to obtain additional volume discounts, our business and operating results would suffer.

The satellite infrastructure that we use may fail or be preempted by another signal, which could impair our ability to deliver programming to our cable and satellite service providers.

Our ability to deliver programming to service providers, and their subscribers, is dependent upon the satellite equipment and software that we use to work properly to distribute our programming. If this satellite system fails, or a signal with a higher priority replaces our signal, which is determined by our agreement with the owner of the satellite, we may not be able to deliver programming to our cable and satellite service provider customers and their subscribers within the time periods advertised. We recently negotiated for back-up capability with our satellite provider on an in-orbit spare satellite, which provides us carriage on the back-up satellite in the event that catastrophic failure occurs on the primary satellite. Our contract provides that our main signal is subject to preemption and until the back-up satellite is in position, we could lose our signal for a period of time. A loss of our signal could harm our reputation and reduce our revenues and profits.

Natural disasters and other events beyond our control could interrupt our signal.

Our systems and operations may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They also could be subject to break-ins, sabotage and intentional acts of vandalism. Since our production facilities for The Outdoor Channel are all located in Temecula, California, the results of such events could be particularly disruptive because we do not have readily available alternative facilities from which to conduct our business. Our business interruption insurance may not be sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our services. Interruptions in our service could harm our reputation and reduce our revenues and profits.

Our operating results may vary significantly, and historical comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operations are influenced by many factors. These factors may cause our financial results to vary significantly in the future and our operating results may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock may decline. Factors that can cause our results to fluctuate include, but are not limited to:

•    carriage decisions of cable and satellite service providers;

•    demand for advertising, advertising rates and offerings of competing media;

•    changes in the growth rate of cable and satellite subscribers;

•    cable and satellite service providers’ capital and marketing expenditures and their impact on programming offerings and penetration;

•    seasonal trends in viewer interests and activities;

•    pricing, service, marketing and acquisition decisions that could reduce revenues and impair quarterly financial results;

•    the mix of cable television and satellite-delivered programming products and services sold and the distribution channels for those products and services;

•    our ability to react quickly to changing consumer trends;

•    specific economic conditions in the cable television and related industries; and

•    changing regulatory requirements.

Due to the foregoing and other factors, many of which are beyond our control, our revenue and operating results vary from period to period and are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue. Therefore, our failure to meet revenue expectations would seriously harm our business, operating results, financial condition and cash flows. Further, an unanticipated decline in revenue for a particular calendar quarter may disproportionately affect our profitability because our expenses would remain relatively fixed and would not decrease correspondingly.

Seasonal increases or decreases in advertising revenue may negatively affect our business.

Seasonal trends are likely to affect our viewership, and consequently, could cause fluctuations in our advertising revenues. Our business reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. For this reason, fluctuations in our revenues and net income could occur from period to period depending upon the availability of advertising revenues. Due, in part, to these seasonality factors, the results of any one quarter are not necessarily indicative of results for future periods, and our cash flows may not correlate with revenue recognition.

We may be unable to access capital on acceptable terms to fund our future operations.

Our future capital requirements will depend on numerous factors, including the success of our efforts to increase advertising revenues, the amount of resources devoted to increasing distribution of The Outdoor Channel, and acquiring and producing programming for The Outdoor Channel. As a result, we could be required to raise substantial additional capital through debt or equity financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If we raise additional capital through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations. In November 2005, we entered into an aggregate of up to thirteen million dollars in debt financing from a commercial bank. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain additional capital, our current business strategies and plans and ability to fund future operations may be harmed.

We may not be able to attract and retain key personnel.

Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, production and management personnel, many of whom would be difficult to replace. None of our employees are under contract and all of our employees are “at-will.” Any of our officers or key employees could leave at any time, and we do not have “key person” life insurance policies covering any of our employees. The competition for qualified personnel has been strong in our industry. This competition could make it more difficult to retain our key personnel and to recruit new highly qualified personnel. The loss of Perry T. Massie, our President and Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas H. Massie, our Executive Vice President, or William A. Owen, our Chief Financial Officer, or Andrew J. Dale, the Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas E. Hornish, our General Counsel, could adversely impact our business. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel we may not be able to implement our business plan.

New video recording technologies may reduce our advertising revenue.

A number of new personal video recorders, such as TiVo® in the United States, have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without watching advertising. The effect of these recorders on viewing patterns and exposure to advertising could harm our operations and results if our advertisers reduce the advertising rates they are willing to pay because they believe television advertisements are less effective with these technologies.

Cable and satellite television programming signals have been stolen or could be stolen in the future, which reduces our potential revenue from subscriber fees and advertising.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe to programming and are authorized to view it. Conditional access systems use, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent conditional access technologies. However, theft of cable and satellite programming has been widely reported, and the access or “smart” cards used in cable and satellite service providers’ conditional access systems have been compromised and could be further compromised in the future. When conditional access systems are compromised, we do not receive the potential subscriber fee revenues from the cable and satellite service providers. Further, measures that could be taken by cable and satellite service providers to limit such theft are not under our control. Piracy of our copyrighted materials could reduce our revenue from subscriber fees and advertising and negatively affect our business and operating results.

Because we expect to become increasingly dependent upon our intellectual property rights, our inability to protect those rights could negatively impact our ability to compete.

We currently license approximately 77% of programs we air on The Outdoor Channel from third-party television and film producers. In order to build a library of programs and programming distribution rights, we must obtain all of the necessary rights, releases and consents from the parties involved in developing a project or from the owners of the rights in a completed program. There can be no assurance that we will be able to obtain the necessary rights on acceptable terms, or at all, or properly maintain and document such rights. In addition, protecting our intellectual property rights by pursuing those who infringe or dilute our rights can be costly and time consuming. If we are unable to protect our portfolio of trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights, our business and our ability to compete could be harmed.

We may face intellectual property infringement claims that could be time-consuming, costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. From time to time, we receive letters alleging infringement of intellectual property rights of others. Intellectual property litigation can be expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement or enter into royalty or license agreements that may not be available on acceptable or desirable terms, if at all. Our failure to license the proprietary rights on a timely basis would harm our business.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

Our current officers, directors and greater than 5% stockholders together currently control over 50% of our outstanding common stock. As a result, these stockholders, acting together, would be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve.

Anti-takeover provisions in our certificate of incorporation, our bylaws and under Delaware law may enable our incumbent management to retain control of us and discourage or prevent a change of control that may be beneficial to our stockholders.

Provisions of Delaware law, our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Furthermore, these provisions could prevent attempts by our stockholders to replace or remove our management. These provisions:

•    allow the authorized number of directors to be changed only by resolution of our board of directors;

•    establish a classified board of directors, providing that not all members of the board be elected at one time;

•    require a 66 2/3% stockholder vote to remove a director, and only for cause;

•    authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•    require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•    establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•    except as provided by law, allow only our board of directors to call a special meeting of the stockholders; and

•    require a 66 2/3% stockholder vote to amend our certificate of incorporation or bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

Technologies in the cable and satellite television industry are constantly changing, and our failure to acquire or maintain state-of-the-art technology may harm our business and competitive advantage.

The technologies used in the cable and satellite television industry are rapidly evolving. Many technologies and technological standards are in development and have the potential to significantly transform the ways in which programming is created and transmitted. In addition, under some of our MSO contracts, we may be required to encrypt our signal. We cannot accurately predict the effects that implementing new technologies will have on our programming and broadcasting operations. We may be required to incur substantial capital expenditures to implement new technologies, or, if we fail to do so, may face significant new challenges due to technological advances adopted by competitors, which in turn could result in harming our business and operating results.

The cable and satellite television industry is subject to substantial governmental regulation for which compliance may increase our costs and expose us to penalties for failure to comply.

The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Similarly, the satellite television industry is subject to federal regulation. Operating in a regulated industry increases our cost of doing business as a video programmer.

The Cable Television Consumer Protection and Competition Act of 1992, to which we refer as the 1992 Cable Act, includes provisions that precludes cable companies affiliated with video programmers from favoring their programmers over competitors. The 1992 Cable Act also precludes such programmers from selling their programming exclusively to their affiliated cable companies. These provisions potentially benefit independent programmers such as us by limiting the ability of cable companies affiliated with programmers from carrying only programming in which they have an ownership interest and from offering exclusive programming arrangements to cable companies. However, the United States Court of Appeals for the District of Columbia Circuit vacated the FCC Rule limiting the carriage of affiliated programmers by cable companies, and the FCC has not adopted a new rule. The exclusivity provision is scheduled to expire in October 2007 unless the FCC then determines that a further extension is necessary to protect competition and diversity. If these provisions of the 1992 Cable Act expire or become no longer applicable, and if we are still able to increase the number of subscribers to our channel, then the costs associated with doing so may increase significantly.

Regulatory carriage requirements also could reduce the number of channels available to carry The Outdoor Channel. The 1992 Cable Act granted television broadcasters a choice of must-carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must-carry rights and, depending on a cable system’s channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations, coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more “activated” channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could reduce carriage of The Outdoor Channel by limiting its carriage in cable systems with limited channel capacity. In 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television broadcasters may assert the rights to carriage of both analog and digital signals during the transition to digital television and to carriage of all digital signals. On February 10, 2005, the FCC decided that television broadcasters do not have such additional must-carry rights. Broadcasters formally have requested that the FCC reconsider this decision and are seeking legislative change to require such carriage. The imposition of such additional must-carry regulation, in conjunction with the current limited cable system channel capacity, would increase the likelihood that cable operators may be forced to drop some cable programming services and could reduce carriage of The Outdoor Channel.

The Telecommunications Act of 1996 required the FCC to establish rules and an implementation schedule to ensure that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC require substantial closed captioning over a six to ten year phase-in period, which began in 2000, with only limited exemptions. As a result, we will continue to incur additional costs for closed captioning.

If we distribute television programming through other types of media, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon licenses and authorizations that may not be favorable to us.

In the future, any increased regulation of rates, and in particular the rates for basic cable services, could, among other things, put downward pressure on the rates charged by cable programming services, and affect the ability or willingness of cable system operators to retain or to add The Outdoor Channel network on their cable systems. In response to a request from the Committee on Energy and Commerce of the House of Representatives, the FCC’s Media Bureau conducted a study in 2004 regarding, among other things, government-mandated a la carte or mini-tier packaging of programming services in which each subscriber would purchase only those channels that he or she desired instead of the larger bundles of different channels as is typical today. The Media Bureau’s report on November 18, 2004 observed that such packaging would increase the cost of programming to consumers and injure programmers. If, in response to any rate or other government regulation, cable system operators implement channel offering structures that require subscribers to affirmatively choose to pay a separate fee to receive The Outdoor Channel network, either by itself or in combination with a limited number of other channels, the number of viewers for The Outdoor Channel could be reduced.

The regulation of programming services, cable television systems and satellite licensees is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements are difficult to anticipate and our business may be harmed by future legislation, new regulation, deregulation or court decisions interpreting laws and regulations.

We must comply with many local, state, federal and environmental regulations, for which compliance may be costly and may expose us to substantial penalties.

Our recreational outdoor activity entities, GPAA and Lost Dutchman’s, share the general risks of all outdoor recreational activities such as personal injury, environmental compliance and real estate and environmental regulation. In addition to the general cable television industry regulations, we are also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies. Our prospecting clubs are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, development and other utilization of their properties. We cannot predict what impact current or future regulations may have on these businesses. In addition, failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or costs or revocation of our operating licenses, which would have a material adverse effect on our business and operating results.

If our goodwill or other indefinite-lived intangibles become impaired, we will be required to take a non-cash charge which could have a significant effect on our reported net earnings.

A significant portion of our assets consists of goodwill and other indefinite-lived intangible assets. In accordance with Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142, we test goodwill and other indefinite-lived intangible assets for impairment during the fourth quarter of each year, and on an interim date if factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows for a reporting unit could result in an impairment of goodwill or other indefinite-lived intangibles under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on our reported net earnings.

Changes to financial accounting standards may affect our reported operating results.

We prepare our financial statements to conform with GAAP, which are subject to interpretations by the Financial Accounting Standards Board, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to business combinations and employee stock option grants, have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

Risks Related to this Offering

The market price of our common stock has been and may continue to be subject to wide fluctuations, and a well-established trading market for our stock may not develop.

Our stock has historically been and may continue to be traded at relatively low volumes and therefore has been subject to price volatility. It is possible that the price of our common stock will decline below the price at which you may purchase the shares.  Various factors contribute to the volatility of our stock price, including, for example, low trading volume, quarterly variations in our financial results, increased competition and general economic and market conditions. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Even if we achieve a wider dissemination of our common stock as a result of this offering, there can be no assurance that a more active trading market in our stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

If you purchase shares in this offering, the per-share price that you may pay is likely to be substantially higher than the net tangible book value of existing shares of common stock.

If you purchase shares in this offering, you may pay more for your shares than the net tangible book value of existing shares of common stock. In addition, if other outstanding options to purchase shares of common stock are exercised, there could be substantial additional dilution.

Substantial future sales of our common stock in the public market after this offering could cause our stock price to fall.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce the market price of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities.  As of December 1, 2005, we had 24,304,038 shares of common stock outstanding and approximately 3,669,326 outstanding options to purchase shares of common stock (including the options to be exercised by the selling stockholders in this offering).  Subject to applicable securities law restrictions and other agreements between us and certain of our stockholders, a substantial portion of these shares are now, or in the case of shares issued upon exercise of options, will be, freely tradable.  If our stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Future issuance by us of preferred shares could adversely affect the holders of existing shares, and therefore reduce the value of existing shares.

We are authorized to issue up to 25,000,000 shares of preferred stock. The issuance of any preferred stock could adversely affect the rights of the holders of shares of our common stock, and therefore reduce the value of such shares. No assurance can be given that we will not issue shares of preferred stock in the future.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, operating results, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may be subject to contractual restrictions on, or prohibitions against, the payment of dividends.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections of revenues, operating margins, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “intend,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors” describe factors that could contribute to or cause such difference.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

For these statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.  We will, however, receive aggregate proceeds of approximately $663,694 from the selling stockholders for the exercise of options to purchase the 718,984 shares of our common stock that may be resold by the selling stockholders in this offering.  We will use the proceeds that we receive from the selling stockholders upon the exercise of these options for general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders.  These stockholders will acquire the shares that may be sold in this offering directly from us upon the exercise of options granted to them by the Outdoor Channel, Inc. in 1997 in connection with their investment in The Outdoor Channel, Inc.  Such options were exchanged for options to purchase shares of our common stock in September 2004 in connection with our acquisition of all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Each of the selling stockholders was previously a director of The Outdoor Channel, Inc. until September 2004.  A short time after Outdoor Channel Holdings, Inc. acquired the remaining 17.6% minority interest in its subsidiary, The Outdoor Channel, Inc., which it did not previously hold, each of the selling stockholders became, and is currently, a director of Outdoor Channel Holdings, Inc.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may decide not to sell all or any of the shares that this prospectus covers. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of shares that the selling stockholders will hold after completion of the offering.

In the following table, percentage of ownership prior to this offering is based on 24,304,038 shares of common stock outstanding on December 1, 2005.  Except as otherwise indicated below, we believe that each person listed below has sole voting and investment power with respect to the shares owned, subject to applicable community property laws.

	Shares Beneficially Owned Prior to this Offering (2)		Number of Shares of Common
Name and Address of Beneficial Owners(1)	Number	Percent	Stock Registered Hereby
Elizabeth J. Sanderson(3)	1,051,488	4.2%	487,500
Ray V. Miller(4)	752,784	3.1%	231,484

(1)     Unless otherwise noted above, the business address of each stockholder is c/o Outdoor Channel Holdings, Inc., 43445 Business Park Dr., Suite 113, Temecula, California 92590.

(2)     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of December 1, 2005, are deemed outstanding for computing the percentage of the persons holding such options but are not deemed outstanding for computing the percentage of any other person.

(3)     Includes 20,625 shares held in a trust and excludes 105,192 shares held in a trust established by Ms. Sanderson but for which she disclaims beneficial ownership and/or control. Also includes 647,255 shares subject to options exercisable within 60 days of December 1, 2005.  Of such options, 487,500 would be exercised in connection with the sale of this stockholder’s shares in this offering.

(4)     Includes 96,250 shares owned by Mr. Miller’s wife and 306,484 shares subject to options exercisable within 60 days of December 1, 2005.  Of such options, 231,484 would be exercised in connection with the sale of this stockholder’s shares in this offering.

PLAN OF DISTRIBUTION

We are registering 718,984 shares of our common stock under this prospectus on behalf of the selling stockholders, which may include pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus.  Any sale of shares by us to the selling stockholders in connection with the exercise of the options will be made pursuant to an exemption from the registration requirements of the Securities Act.  To our knowledge, the selling stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares.

The selling stockholders may decide not to sell any shares. The selling stockholders may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom they may act as agent.  In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate.  Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over The Nasdaq Stock Market, on the over-the-counter market, otherwise or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

•                  a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•                  an over-the-counter distribution in accordance with the rules of The Nasdaq National Market;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                  privately negotiated transactions;

•                  a combination of such methods of sale; and

•                  any other method permitted pursuant to applicable law.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.  Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on The Nasdaq National Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•                  the name of any such broker-dealers;

•                  the number of shares involved;

•                  the price at which such shares are to be sold;

•                  the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•                  that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•                  other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.  The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of, purchases by a selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions.  Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities.  In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market.  All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, but excluding fees of counsel for the selling stockholders incurred in the preparation of the registration statement of which this prospectus forms a part. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, if required we will file a supplement to this prospectus.  In addition, at any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed.  Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

The validity of shares of our common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California.

EXPERTS

Our audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 incorporated by reference in this prospectus have been audited by J. H. Cohn LLP, an Independent Registered Public Accounting Firm, as stated in its report with respect thereto also incorporated herein, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. Our common stock is listed on The Nasdaq National Market. We also maintain an internet site at http://www.outdoorchannelholdings.com that contains information concerning us. Information included or referred to on our web site is not incorporated by reference in or otherwise a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the securities being offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our securities, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Statements contained or incorporated by reference in this prospectus or any prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents, which have been filed with the SEC (File No. 000-17287), are incorporated herein by reference:

•	Our annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 31, 2005, as amended by the Form 10-K/A filed with the SEC on May 13, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 14, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 30, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 16, 2005, as amended by the Form 10-Q/A filed with the SEC on May 16, 2005;

•	Our quarterly report on Form 10-Q/A for the quarter ended September 30, 2004 filed with the SEC on May 13, 2005;

•	Our current report on Form 8-K filed with the SEC on February 22, 2005;

•	Our current report on Form 8-K filed with the SEC on March 23, 2005;

•	Our current report on Form 8-K filed with the SEC on May 10, 2005 with respect to the information contained in Item 4.02 thereof only;

•	Our current report on Form 8-K filed with the SEC on May 23, 2005;

•	Our current report on Form 8-K filed with the SEC on June 28, 2005;

•	Our current report on Form 8-K filed with the SEC on October 6, 2005;

•	Our current report on Form 8-K filed with the SEC on December 6, 2005; and

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The description of our common stock contained in our Form 10 Registration Statement filed with the SEC on November 9, 1988 (including any amendment or report filed for the purpose of updating the description of our common stock contained therein).

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering are deemed incorporated by reference into this prospectus and a part hereof from the date of filing of those documents. Any statement contained in any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to Attention: General Counsel, 43445 Business Park Drive, Suite 113, Temecula, California 92590 (Telephone: (951) 699-4749).

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Common Stock

PROSPECTUS

December 14, 2005